Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Lucid Motors Investor Presentation

July 13, 2021

CHURCHILL CAPITAL Investor Presentation July 2021 CHURCHILL CAPITAL

CHURCHILL CAPITAL ABOUT THIS PRESENTATION This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination (the “proposed business combination”) between Atieva, Inc . (“Lucid”) and Churchill Capital Corp . IV (“CCIV” or “Churchill”) and related transactions and for no other purpose . No representations or warranties, express or implied, are given in, or in respect of, this presentation . To the fullest extent permitted by law, in no circumstances will Lucid, CCIV or any of their respective subsidiaries, interest holders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith . Forward - Looking Statements This presentation includes “forward - looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 . Forward - looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters . These forward - looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities (including production volumes) and facilities, future sales channels and strategies, future market launches and expansion, future capital expenditures, the amount of cash that will be required to fund Lucid’s planned operations, the potential benefits of the proposed transactions and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go - to - market strategy, and expectations related to the terms and timing of the proposed transactions . These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance . These forward - looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability . Actual events and circumstances are difficult or impossible to predict and will differ from assumptions . Many actual events and circumstances are beyond the control of Lucid and CCIV . These forward - looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions ; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained ; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions ; failure to realize the anticipated benefits of the proposed transactions ; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders ; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility ; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity ; Lucid’s ability to develop and manufacture Lucid Gravity, other vehicle models, and certain planned vehicle variants ; risks related to future market adoption of Lucid’s offerings ; Lucid’s ability to anticipate demand for Lucid Air, Lucid Gravity, and planned vehicle variants ; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business ; changes in regulatory requirements, governmental incentives and fuel and energy prices ; Lucid’s ability to rapidly innovate ; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its preproduction projected driving ranges ; future changes to vehicle specifications which may impact performance, pricing, and other expectations ; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers ; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team ; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm ; Lucid’s ability to manage expenses ; Lucid’s ability to effectively utilize zero emission vehicle credits ; the amount of redemption requests made by CCIV’s public stockholders ; the ability of CCIV or the combined company to obtain additional financing for its planned operations, including its ability to issue equity or equity - linked securities ; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries ; and the impact of the global COVID - 19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks ; and those factors discussed under the heading “Risk Factors” in CCIV’s prospectus dated June 25 , 2021 and filed with the SEC on Form 424 B 3 , as well as other documents of CCIV filed, or to be filed, with the SEC . If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward - looking statements . There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward - looking statements . In addition, forward - looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this presentation, except that certain forward - looking statements indicated in this presentation reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of May 13 , 2021 and have not been updated since May 13 , 2021 . Lucid and CCIV anticipate that events and developments subsequent to the date of the applicable forward - looking statement will cause Lucid’s and CCIV’s assessments to change . However, while Lucid and CCIV may elect to update these forward - looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so . These forward - looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this presentation (or, if earlier, the date of the forward - looking statement) . Accordingly, undue reliance should not be placed upon the forward - looking statements . 2

CHURCHILL CAPITAL ABOUT THIS PRESENTATION Use of Projections This presentation contains projected financial information with respect to the combined company, namely revenue, cost of goods sold, gross profit, capital expenditures, EBIT, EBITDA and Free Cash Flow for 2021 – 2026 . Such projected financial information constitutes forward - looking information and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results . The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information . For instance, Lucid’s projected financial information as of May 13 , 2021 incorporated certain financial and operational assumptions based on information available at the time the forecasts were made, have not been updated since such date, and should not be regarded as an indication that Lucid or any other recipient of this information considered, or now considers, it to be predictive of actual future results . See “Forward - Looking Statements” above . Actual results may differ materially from the results contemplated by the projected financial information contained in this presentation, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved . Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation . Financial Information ; Non - GAAP Financial Measures The financial information and data contained in this presentation is unaudited and does not conform to Regulation S - X . Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus to be filed by CCIV with the SEC . Some of the financial information and data contained in this presentation, such as EBIT, EBITDA and Free Cash Flow, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”) . EBIT is defined as net income before interest expense and income tax expense, and EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization . Free Cash Flow is defined as EBITDA, less total cash taxes, changes in net working capital, and capital expenditures . These measures are not measurements of Lucid’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of Lucid’s liquidity . CCIV and Lucid believe EBIT and EBITDA provide useful information to management and investors regarding certain financial and business trends relating to Lucid’s financial condition and results of operations . CCIV and Lucid believe that the use of EBIT and EBITDA provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Lucid’s financial measures with other similar companies, many of which present similar non - GAAP financial measures to investors . Management does not consider EBIT or EBITDA in isolation or as alternatives to financial measures determined in accordance with GAAP . The use of EBIT and EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider EBIT or EBITDA in isolation, or as a substitute for analysis of Lucid’s results of operations and operating cash flows as reported under GAAP . For example, EBIT and EBITDA do not reflect Lucid’s cash expenditures or future requirements for capital expenditures ; do not reflect changes in, or cash requirements for, Lucid’s working capital needs ; do not reflect interest expense ; and do not reflect any cash income taxes that Lucid may be required to pay . In addition, EBITDA does not reflect depreciation or amortization of assets over their estimated useful lives or any cash requirements for the replacement of such assets and does not reflect non - cash income or expense items that are reflected in Lucid’s statements of cash flows . Free Cash Flow has limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, analysis of Lucid’s results as reported under GAAP . For example, Free Cash Flow does not reflect principal payments on capital lease obligations ; does not reflect dividend payments, if any ; and does not reflect the cost of acquisitions . Lucid’s definitions of and methods of calculating these non - GAAP financial measures vary from the definitions and methods used by other companies, which may limit their usefulness as comparative measures . Lucid and CCIV prepared the information included in this presentation based upon available information and assumptions and estimates that they believe are reasonable . Lucid and CCIV cannot assure you that their estimates and assumptions will prove to be accurate . You should review Lucid’s audited financial statements, which are included in the registration statement relating to the proposed transactions . In addition, all Lucid historical financial information included herein is preliminary and subject to change . 3

CHURCHILL CAPITAL ABOUT THIS PRESENTATION Industry, Market and Vehicle Data Industry and market data used in this presentation have been obtained from third - party industry publications and sources as well as from research reports prepared for other purposes . Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness . This data is subject to change . In addition, this presentation does not purport to be all - inclusive or to contain all of the information that may be required to make a full analysis of Lucid or the proposed transactions . Viewers of this presentation should each make their own evaluation of Lucid and of the relevance and adequacy of the information and should make such other investigations as they deem necessary . Information in this presentation about non - Lucid vehicles is derived from figures published by manufacturers and other publicly available information . Neither Lucid nor CCIV has independently verified the data obtained from these sources, and they cannot assure you of the data’s accuracy or completeness . Ranges for Lucid vehicles in this presentation are projected EPA estimated ranges and are made using an approximation of an EPA test cycle . Lucid vehicles are in pre - production, and specifications (including range) are subject to change . Final EPA estimated ranges for Lucid vehicles are not available . Certain vehicle performance characteristics included in this presentation are not available in every trim . Additional Information About the Proposed Transactions and Where to Find It This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . This communication relates to a proposed business combination between CCIV and Lucid . In connection with the proposed business combination, CCIV filed a registration statement on Form S - 4 , as amended (the “Form S - 4 ”), with the U . S . Securities and Exchange Commission (the “SEC”) . The Form S - 4 was declared effective June 25 , 2021 . The Form S - 4 includes a document that serves as a prospectus and proxy statement of CCIV, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to CCIV’s shareholders in connection with CCIV’s solicitation of proxies for the vote by CCIV’s shareholders with respect to the proposed transaction as described in the Form S - 4 as well as the prospectus relating to the proposed business combination as described in the Form S - 4 . CCIV also will file other documents regarding the proposed business combination with the SEC . Before making any voting decision, investors and security holders of CCIV are urged to read the Form S - 4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction . CCIV has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of June 21 , 2021 , the record date established for the special meeting of stockholders relating to the proposed business combination . Investors and security holders may obtain free copies of the Form S - 4 and all other relevant documents filed or that will be filed with the SEC by CCIV through the website maintained by the SEC at www . sec . gov . The documents filed by CCIV with the SEC also may be obtained free of charge at CCIV’s website at : https : //iv . churchillcapitalcorp . com/# or upon written request to 640 Fifth Avenue, 12 th Floor New York, NY 10019 . INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN . ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE . Participants in the Solicitation CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions . Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Form S - 4 . Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus . Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions . You may obtain free copies of these documents from the sources indicated above . No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . Trademarks This presentation contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners . 4

CHURCHILL CAPITAL Key Updates CHURCHILL CAPITAL 5

CHURCHILL CAPITAL 6 Lucid Air Reservations UPDATES Lucid Air Dream Edition is now fully reserved, and total Air reservations are above 10,000. 1) As of June 21, 2021 1)

CHURCHILL CAPITAL 7 UPDATES Continued expansion of team in North America, Europe and Middle East, with the employee base now over 2,300. 1) As of May 31, 2021 1) Lucid Team

CHURCHILL CAPITAL 8 UPDATES • Crash testing program nearly complete. • EPA range testing underway. • On track for 2H 2021 customer deliveries. Vehicle Testing and Validation

CHURCHILL CAPITAL 9 UPDATES • Pre - production run of 89 Lucid Airs completed in June on schedule. • Production run for final quality validation is in progress. • Manufacturing facility is ready for 2H 2021 Start of Production for customer deliveries. Manufacturing

CHURCHILL CAPITAL 10 UPDATES • Lucid studios now open in Illinois and New York. • More retail and service locations to open in the US and Canada in the coming months. Retail and Service

CHURCHILL CAPITAL 11 UPDATES Energy Storage System • Lucid energy storage system (ESS) prototype testing progressing well, including integration tests with the solar panel installation at headquarters. • Working towards larger pilot project at the Lucid vehicle manufacturing facility in Arizona (AMP - 1).

CHURCHILL CAPITAL 12 UPDATES Digital User Experience On May 26, Lucid shared with the world additional information regarding its digital user experience.

CHURCHILL CAPITAL • As of June 21 , we have completed production builds and started production of our quality validation builds of the Lucid Air and have opened our flagship NYC Studio on June 24 and Chicago Studio on June 11 . • As we approach the launch of Lucid Air in the second half of 2021 , we anticipate strong demand for our products . We recently passed 10 , 000 paid reservations for the groundbreaking Lucid Air, including the fully - reserved Dream Edition, our Grand Touring Edition, and both our Touring and Pure models . • As enabled by the capital and financial flexibility available upon the business combination with CCIV (including the PIPE), we plan to accelerate approximately $ 350 million of planned capex investment from future periods into 2021 - 23 and to otherwise enhance manufacturing capabilities by expanding overall capex investments by 6 - 7 % during 2021 - 2026 . These various investments would enable us to : • Accelerate additional manufacturing capacity for the Lucid Air to capitalize on expected demand, and implement a dedicated Lucid Gravity general assembly line o Combines the next two phases of the Arizona facility expansion into one expedited phase o Provides 2 . 7 million square feet of additional manufacturing space by 2023 enabling increased Lucid Air capacity to up to approximately 53 , 000 vehicles per year o Improves production flexibility between Lucid Air and Lucid Gravity as well as for specific vehicle variants • Enhance Gravity design/performance • Vertically integrate certain functions (e . g . , Stamping & Battery Enclosures) via accretive in - housing investments (higher quality/lower costs) • We expect to launch Lucid Gravity at the end of our projected second half of 2023 timeline and intend to have increased production of Lucid Air in 2023 and 2024 . We expect total vehicle volumes to be unchanged for 2023 and 2024 . • We continue to expect our existing cash resources following the business combination will fund our planned operations at least through 2022 . Manufacturing/Business Update as of June 21, 2021 UPDATES 13

CHURCHILL CAPITAL Lucid’s mission is to inspire the adoption of sustainable transportation by creating the most captivating luxury electric vehicles centered around the human experience. Lucid’s first product, the Lucid Air, is on track for expected production and deliveries in 2H 2021. MISSION CHURCHILL CAPITAL 14

CHURCHILL CAPITAL INVESTMENT HIGHLIGHTS 15 Lucid, a leader in EV technologies, defines a new generation of EVs, ushering in a new paradigm for the automotive industry. Favorable Market Forces Large addressable market with favorable tailwinds 3 Long Term Success High - end first product, followed by progressively attainable vehicles positions brand for long - term success and growth 2 Validated Technology Innovative, validated and race - proven technologies outpace peers and provide competitive advantage Robust Product Pipeline Multi - product roadmap drives scale and cost efficiencies 1 Untapped Potential in Adjacent Markets Additional untapped potential in battery storage solutions and powertrain technology licensing Legitimate Track Record Management team with track record of helping to bring disruptive products to market, including the Tesla Model S and iPhone 4 Established In - house Manufacturing In - house manufacturing with Arizona factories that are on track for start of production and configured for expansion Experienced Partner Opportunity to enhance execution with Churchill partners’ automotive, software and manufacturing expertise 5 In - house Sales and Service Network Superior and differentiated retail and ownership experience cultivates consumer satisfaction and loyalty Attractive Valuation Attractive entry valuation at a fraction of Tesla’s current value 8 7 6 9 10 A transaction with Churchill creates an opportunity to advance and accelerate the immense progress Lucid has made.

CHURCHILL CAPITAL Michael Smuts VICE PRESIDENT OF FINANCE Andrew Rogan SENIOR DIRECTOR OF CORPORATE DEVELOPMENT Doreen Allen SENIOR DIRECTOR OF SALES Eugene Lee SENIOR DIRECTOR OF ADAS Zak Edson SENIOR DIRECTOR OF RETAIL OPERATIONS Peter Hochholdinger VICE PRESIDENT OF MANUFACTURING Peter Hasenkamp VICE PRESIDENT OF SUPPLY CHAIN Michael Carter VICE PRESIDENT OF PEOPLE Eric Bach SENIOR VICE PRESIDENT , PRODUCT AND CHIEF ENGINEER Derek Jenkins SENIOR VICE PRESIDENT , DESIGN AND BRAND Peter Rawlinson CEO, CTO Jeff Curry VICE PRESIDENT OF MARKETING AND COMMUNICATIONS Jonathan Butler VICE PRESIDENT , GENERAL COUNSEL Faisal Sultan MANAGING DIRECTOR, GLOBAL OPERATIONS MANAGEMENT Led by Peter Rawlinson, Former Tesla Chief Engineer of Model S, Lucid’s Management Team Comprises Seasoned Executives with Backgrounds in Automotive, EV and Tech. 16 Achim Pantfoerder VICE PRESIDENT OF PROGRAM MANAGEMENT Margaret Burgraff VICE PRESIDENT OF SOFTWARE VALIDATION Michael Bell SENIOR VICE PRESIDENT, DIGITAL Nic Minbiole VICE PRESIDENT OF GLOBAL QUALITY Sanjay Chandra VICE PRESIDENT OF INFORMATION TECHNOLOGY Sherry House CHIEF FINANCIAL OFFICER

CHURCHILL CAPITAL INVESTMENT HIGHLIGHTS 17 Note: Projected range, performance and specifications are for the Lucid Air Dream Edition are based on Lucid testing data. Mi les per kWh is calculated for Lucid Air Grand Touring based on projected range. Projected range based upon manufacturer’s projected EPA estimated range. EPA estimated ranges for Lucid vehicles are not avai lab le. Vehicles are in pre - production and specifications are subject to change. 1) Miles driven on Lucid battery technology since inception. 2) As of May 31, 2021. Includes US and foreign filed patent applications. 3) Up to 300 miles with 900V+ architecture. 4) Represents planned vehicle production capacity after completion of expected future factory expansion and full production ramp . 5) Depending on final trim specification and package. As of June 21, 2021. Includes reservations for the Lucid Air Dream Edition an d other expected future models. Customer reservations are fully refundable and may be canceled without penalty. Customer reservations do not guarantee future sa les. 6) Based on testing to date, subject to final EPA validation. Lucid at a Glance: Proven Tech Breakthroughs… Setting New Standards > 500 Miles on a Single Charge ~20 Minutes to Charge Up to 300 Miles with 900V+ Architecture 3 ) 396 Patent Applications Filed, >80% of Which Have Been Issued 2) > 4.5 Mi/kWh , projected 6) 1,000+ Horsepower > 10,000 Reservations Received as of June 2021 1 st Purpose - Built EV Facility in North America 34,000 units Annual Production Capacity Modular Platform < 2.5 Seconds to Travel from 0 to 60 mph, projected 20M+ Real - World Vehicle Miles Driven 1) > $900mm In Potential Sales Represented by Reservations 5) 100% Teams Using Lucid Batteries in Premier EV Racing Series 10+ Years Design, Engineering and Manufacturing Track Record 9.9 Seconds to Run a Quarter - Mile, projected 365,000 units Planned Annual Capacity 4 ) 9.0 HP / Kg Drive Unit > 1.9mm Views of Lucid Air Global Reveal Proven, Real World Validation Dramatically Innovative Drivetrain / Propulsion Technology Revolutionary Battery System / Range Highly Differentiated Performance Completed, State - of - the - Art EV Manufacturing Facility Growing Loyal Customers Real - world technology enables Lucid to offer captivating luxury combined with groundbreaking technology

CHURCHILL CAPITAL Market Positioning Establishing the Lucid Brand CHURCHILL CAPITAL 18

CHURCHILL CAPITAL MARKET POSITIONING Changing Luxury Market Values Status Opulence Materialism Indulgence Physical Engagement Well - being Refinement Experience Sustainability Physical & Emotional Engagement “Post - luxury” consumers increasingly seek brands that align with their values - brands that are more enlightened, informed, and inspired. As a leading EV brand that offers sustainable luxury, performance, and advanced connectivity, Lucid is ideally positioned to address the wants and needs of a new generation of “post - luxury” consumers. Traditional Luxury Post - Luxury 19

CHURCHILL CAPITAL 20 Lucid Air is pioneering “Post - Luxury.” This, Lucid’s first product, will effectively define the Lucid brand. MARKET POSITIONING Opulence + Indulgence Elegance + Modernity

CHURCHILL CAPITAL Post - Luxury: Increased Expectations We look past traditional definitions of luxury in order to appeal to customers who expect more , including brand values, experiences and designs without constraints. Lucid appeals to people who value purpose and meaning , and who realize that the decisions they make have an impact. Lucid appeals to people who are no longer willing to compromise for luxury since they can have performance, technology and sustainability. MARKET POSITIONING 21

CHURCHILL CAPITAL California Cool Understated Luxury Reflection of Customer Values Sustainable Effortless Performance Silicon Valley Tech Technological Tour - de - Force Connected Computer on Wheels Race Proven Battery Technology Sophisticated Software Heart + Mind MARKET POSITIONING The Brand Proposition

CHURCHILL CAPITAL Product CHURCHILL CAPITAL 23

CHURCHILL CAPITAL 24 PRODUCT Lucid’s first product, the Lucid Air, fuses art and science to capture the full potential of electrification. As Lucid’s flagship product, the Air establishes the bar for excellence across all Lucid products and experiences. STARTING FROM $77,400 MAX PROJECTED RANGE 2) >500 mi MAX HORSEPOWER 2) 1080 hp 1) Starting price for Air Pure before $7,500 potential federal tax credit. 2) Lucid Air specs dependent on configuration. See page 34 for specific figures for each trim. 1)

CHURCHILL CAPITAL Lucid's Space Concept represents a technical breakthrough, achieved through a ground up rethink in the way an automobile is designed. Lucid’s reimagining of the car has resulted in more interior space for driver, passengers and storage within a more compact, sporty and efficient exterior. Lucid Electric Advanced Platform PRODUCT Introducing the Lucid “Space Concept” - Spacious, Luxurious Interior - Compact, Efficient Exterior Note: Executive Rear Seating, shown at upper right, is planned for future release. 25

CHURCHILL CAPITAL 26 PRODUCT Lucid Air will launch with a “bench” style rear seat, providing expansive space for three adults with class - leading legroom.

CHURCHILL CAPITAL 27 PRODUCT Lucid Air’s interior themes are crafted with colors and materials that invoke iconic California locations at various times of day and night.

CHURCHILL CAPITAL 28 PRODUCT A glass canopy sweeps over the cabin, creating an even more extravagant sense of space.

CHURCHILL CAPITAL 29 PRODUCT Introducing “Glass Cockpit;” Lucid Air’s beautifully integrated, configurable infotainment system is a technical marvel, providing a seamless connected experience.

CHURCHILL CAPITAL 30 PRODUCT With a drag coefficient of only 0.21, Lucid Air offers outstanding aerodynamics that enable greater range and performance.

CHURCHILL CAPITAL Vehicle Range (miles) Efficiency is the ultimate measure of EV technology, and Lucid is the clear winner. High efficiency is crucial in that it provides key benefits: • Longer range in its own right • Faster miles - per - minute charging for the equivalent power charger • Equivalent range with a smaller, and therefore lower cost battery pack EVs Ranked by Battery Efficiency (miles / kWh) 412 234 222 227 400 2) PRODUCT 1) Model S I - PACE R1T e - tron Taycan 31 Tesla Jaguar Porsche Audi Rivian 517+ 1) 1) Lucid Air specs dependent on configuration. Data is based on projected EPA estimated range. EPA estimated ranges for Lucid ve hic les are not available. Vehicles are in pre - production and specifications are subject to change. 2) Based on announced range figures.

CHURCHILL CAPITAL Lucid’s advanced technology has enabled long - range and high - performance to co - exist. Other EVs have either range or performance, not both. PRODUCT 32 Tesla Model S Long Range (Dual Motor) Tesla Model S Plaid (Tri Motor) Lucid Air Dream Edition Tesla Model S Long Range Tesla Model S Plaid Porsche Taycan Turbo S Range Top Speed 0 - 60 mph Note: Chart based on Tesla and Lucid testing data. Projected range for the Lucid Air is based upon manufacturer’s projected E PA estimated range. EPA estimated ranges for Lucid vehicles are not available. Vehicles are in pre - production and specifications are subject to chan ge. 1) Dream Edition specs dependent on configuration. 2) Top speed of the Lucid Air is software limited due to tire limits. 3) When equipped with the proper wheels and tires (available fall 2021). Lucid Air Grand Touring Porsche Taycan Turbo S (Dual Motor) Lucid Air Grand Touring (Dual Motor) Lucid Air Dream Edition (Dual Motor) Lucid Air Dream Edition Tesla Model S Long Range Tesla Model S Plaid Porsche Taycan Turbo S Lucid Air Grand Touring Lucid Air Dream Edition Tesla Model S Long Range Tesla Model S Plaid Porsche Taycan Turbo S Lucid Air Grand Touring

CHURCHILL CAPITAL Lucid Air redefines luxury by offering more than Mercedes - Benz S - Class across price points. PRODUCT Air Dream Edition vs. Mercedes S65 AMG Air Grand Touring vs. Mercedes S63 AMG Air Touring vs. Mercedes S560 Note: Chart based on data advertised by Mercedes - Benz and Lucid testing data. Vehicles are in pre - production and specifications are subject to change. 1) Dream Edition specs dependent on configuration. 2) S - Class acceleration reflects 0 – 100 km/h acceleration. * Prices shown before $7,500 potential U.S. federal tax credit. Air Pure vs. Mercedes S450 Lucid M - B Lucid M - B Lucid M - B Lucid M - B 33

CHURCHILL CAPITAL Dream Edition Grand Touring Touring Pure Horsepower 1) 1,080 hp 800 hp 620 hp 480 hp Range 1) Projected >500 mi. Projected >500 mi. Projected >400 mi. Projected >400 mi. Cost 2 $169,000 inclusive From $139,000 From $95,000 From $77,400 Reservation Payment 3) $7,500 $1,000 $1,000 $300 34 Note: Projected ranges are based on manufacturer's projected EPA estimated range. EPA estimated ranges for Lucid vehicles ar e n ot yet available. Vehicles are in pre - production and specifications are subject to change. 1) Lucid Air specs dependent on configuration. Certain vehicle performance characteristics included in this presentation are not av ailable in every trim. 2) Prices shown before $7,500 potential U.S. federal tax credit. 3) Customer reservations are fully refundable and may be canceled without penalty. PRODUCT Lucid Air is expected to be offered at various price points with different specifications.

CHURCHILL CAPITAL Lucid “Skateboard” EV Platform In - house design, underpinning Lucid’s “Space Concept” The LEAP platform incorporates Lucid’s 6 key powertrain elements, designed and developed fully in - house: • Battery Pack & Battery Management Software • Electric Motors • Power Electronics • Transmission • Control Software • Two - way Onboard Boost - Charger 1) Lucid Air is underpinned by the Lucid Electric Advanced Platform (LEAP), which is designed to support other vehicle variants, enabling greater capital deployment efficiency and speed to market. PRODUCT 202 1 Lucid Air End of 202 3 Lucid Gravity Potentially Other Future Vehicles Note: Timing and specifications of planned future models are subject to change. 1) Bi - directionality feature expected by OTA update in late 2021. 35

CHURCHILL CAPITAL 36 PRODUCT Project Gravity

CHURCHILL CAPITAL Project Gravity elevates the SUV to a new level with extraordinary performance, as well as category - redefining interior space. Reimagining the SUV Introducing Utility 2.0 Project Gravity’s maximized interior space will allow for seven passengers, made possible by Lucid’s miniaturized electric drivetrain. Utilizing the Lucid Electric Advanced Platform (LEAP) Lucid’s electric platform is designed to enable multiple vehicle top - hats, including Project Gravity. Project Gravity redefines sport and utility for luxury SUVs. PRODUCT Planned Start of Production for Project Gravity is end of 2023. 37

CHURCHILL CAPITAL Lucid Air and Project Gravity are the initial cornerstones of a broader Lucid family of products. PRODUCT 2021 End of 2023 2030 Lucid Air Lucid Gravity Planned Sedans Planned SUVs Other Planned Vehicles Lucid plans to offer a portfolio of products with varying body styles and price points, all powered by Lucid’s powertrain tec hno logy. Lucid plans to start with high end cars, build the brand synonymous with luxury, and then manufacture progressively more affordable vehicles in higher volumes. 38 Note: Timing and specifications of planned future models are subject to change.

CHURCHILL CAPITAL Energy Storage Systems (ESS) Technology Supplier • Early prototype already operating at Lucid Headquarters • Leverages Lucid’s extensive battery pack and battery management systems (BMS) experience • Opportunity to leverage Lucid vehicle battery module and power electronics technologies • Positioned to address the home, commercial and utility scale energy storage markets • Opportunity to feed economy of scale back into the car cost structure • All OEM racing teams in the world’s premier EV racing series are powered by Lucid battery packs and software • In - house technology designed for mass production at Lucid’s purpose - built manufacturing facility positions Lucid well for large scale supply to other OEMs • Potential for wide range of applications including aircraft, eVTOL, military, heavy machinery, agriculture and marine Future growth opportunities extend beyond Lucid vehicles. PRODUCT Note: ESS design is preliminary and subject to change 39

CHURCHILL CAPITAL Technology CHURCHILL CAPITAL 40

CHURCHILL CAPITAL Battery Pack Motor & Transmission Inverter Software Potential Applications Across Multiple Industries CVs/Buses Helicopters/ Drones/Aircraft Static Energy Storage Systems Heavy Equipment/ Agriculture Passenger Vehicles • Compact and energy dense pack developed in - house embodies international motorsports expertise • Scalable and modular, providing cost and range bandwidth • Advanced next - generation end - cooling technology • Advanced low - resistance architecture reduces heat loss and increases range • Production cell supply contracts in place • State - of - the - art in - house synchronous PM motor • Next - generation, integrated in - house transmission • Ultra compact and efficient with industry leading power - to - weight and volume ratios • State - of - the - art, 900V in - house technology • Ultra compact & efficient • Advanced thermal and silicon carbide MOSFET systems reduce energy loss to improve range • Cutting - edge in - house software • Delightful in - house HMI and infotainment systems • Connected - car designed to enable regular OTA encrypted updates • Advanced Ethernet gigabit ring onboard architecture • Race - derived battery management software (BMS) improves battery performance TECHNOLOGY Lucid’s miniaturized EV powertrain is developed in - house as an integrated & holistic system. Bidirectional Charging • In - house “Wunderbox” boost - charge technology • >900V system • 2 way, GtoV, VtoG, VtoV 1) • 300 kW DC fast charge capable • 300 miles in ~20 minutes • Electrify America partnership Complete system functions synergistically to enable Lucid’s efficiency of over 4.5 miles range per kWh Note: Miles per kWh are for Lucid Air Grand Touring and are based on projected EPA estimated range. EPA estimated ranges for Luc id vehicles are not available. Vehicles are in pre - production and specifications are subject to change. 1) Bi - directionality feature expected by OTA update in late 2021. Examples of dramatic and proprietary tech & engineering advances include: 41

CHURCHILL CAPITAL 10+ years’ experience in the design, engineering and manufacturing of battery packs and battery management software . Millions of real - world vehicle miles of data accrued . Our battery pack and battery management software power all teams in the world’s premier EV racing series. Our technology has doubled energy capacity, enabling races to be completed with a single charge, transforming the sport . Proprietary know - how and IP developed for the race series are translated into Lucid consumer - facing products, starting with the Lucid Air. Lucid’s battery technology has been refined over 10 years and is powering every current car in the world’s premier EV racing series. Race - proven battery technology is behind the battery technology in every Lucid Air. 42 TECHNOLOGY

CHURCHILL CAPITAL 43 TECHNOLOGY Lucid has developed an incredibly power dense drive unit. Comprising integrated motor, transmission and inverter, Lucid’s Drive Unit is designed to increase efficiency and power outpu t, while reducing size and weight; attributes that enhance range and enable the “space concept.” Note: 9.0hp/kg is projected based on existing data and testing. Competitor data based on publicly available information and i nte rnal studies. CHURCHILL CAPITAL

CHURCHILL CAPITAL Time to Charge Grand Touring / Dream Edition ~20 Minutes/ 300 Miles Tesla Model S Long Range 15 Minutes / 200 Miles Tesla Model S Plaid 15 Minutes / 200 Miles Porsche Taycan Turbo S 22.5 Minutes / 160 Miles TECHNOLOGY Lucid’s proprietary technology enables ultra - fast and bi - directional charging. Two - Way Charging • In - house “Wunderbox” boost - charge Technology • >900V system • 300kW DC fast charge capable • Electrify America partnership • Expected to be first bi - directional system on the market 1) Note: Charging times and range are based on Tesla and Porsche announced data and Lucid testing data. Projected range for the Luc id Air is based upon manufacturer’s projected EPA estimated range. EPA estimated ranges for Lucid vehicles are not available. Vehicles are in pre - production and specifications are subject to change. 1) Bi - directionality feature expected by OTA update in late 2021. Leading Charging Speeds 44 1)

CHURCHILL CAPITAL The Lucid Infotainment System is designed to provide a seamless Connected Experience, both inside the car and out. TECHNOLOGY With highly advanced processing capabilities, the system is designed to leverage data analytics and OTA updates to improve over time. Expected Features* include: Seamless connectivity , including LTE and WiFi. Supports CarPlay, Android Auto and Amazon Alexa integration. Remote access to climate controls, charging status and controls, and vehicle monitoring. Lucid ID profiles for a personalized experience based on profiles, not last driver. Facial ID recognition automatically loads profiles and preferences. Predictive analytics that evolve the car - to - driver relationship over time, with shortcuts and assistance based on learned behaviors. 45 * Not all features available at SOP; some features planned for OTA software updates.

CHURCHILL CAPITAL 46 46 Lucid Air is equipped with an extensive sensor suite, high on - board computing power, and back - up systems for advanced autonomous driving functionality. TECHNOLOGY Note: Expected specifications are for the Lucid Air Dream Edition. Vehicles are in pre - production and specifications are subject to change. • With 32 sensors onboard, the Lucid Air is expected to launch with the most comprehensive sensor suite among currently available production vehicles. • Lucid Air is planned to launch with Level 2 autonomous driving functionality and be capable of software upgrades over - the - air. • By collecting and analyzing fleet data, Lucid can continuously enhance its autonomous driving features. CHURCHILL CAPITAL

CHURCHILL CAPITAL TECHNOLOGY 47 Note: Vehicles are undergoing final quality validation and specifications are subject to change. Lucid’s Micro Lens Array Lighting - A Revolution in Optical Technology Lucid's in - house created and engineered Intelligent Micro Lens Array (MLA) headlights provide an incredibly homogeneous and luminant light source. The MLA system automatically adapts to driving situations and provides exceptional outward visibility that make it easier to see — and avoid — objects on the road. Lucid Air is expected to be the only car available with such advanced lighting.

CHURCHILL CAPITAL TECHNOLOGY 48 R&D Leadership • Innovation is at our core • Our in - house R&D establishes Lucid as a leader across multiple technologies and areas of expertise • Lucid has developed a state - of - the - art electric powertrain • Over 80% of our filed patent applications have issued • Lucid is also at the forefront of vehicle design • 72 design patents/industrial designs issued or pending worldwide Our technology is designed to be highly scalable and modular for both power and energy, creating opportunities for a wide range of potential applications . * Patent portfolio information as of May 31, 2021

CHURCHILL CAPITAL Designed for Mass Production TECHNOLOGY 49 Lucid’s vision is to truly revolutionize EV technology through mass industrialization on a scale hitherto not achieved. Lucid’s single piece “brick” injection molded battery module is race derived yet designed for manufacture in the millions of units. The electrical “bus bar” connectors are integrally captured in the molding in a single operation. This is revolutionary. • For the technology developed for Lucid Air to transfer • To enable more affordable future Lucid models • To make that available to other OEMs • To transfer to other industries • To leverage economies of scale

CHURCHILL CAPITAL Go - To - Market Strategy CHURCHILL CAPITAL 50

CHURCHILL CAPITAL GO - TO - MARKET With existing reservations already representing over $900mm in anticipated sales, customer traction is strong and has continued to grow as brand awareness has increased. 1) Depending on final trim specification and package. As of June 21, 2021. Includes reservations for Lucid Air Dream Edition and other expected future models. Customer reservations are fully refundable and may be canceled without penalty. Customer reservations do not guarantee future sa les. Pricing is presented before federal tax rebate of $7,500. Pure Grand Touring Touring Dream Edition 1) 51

CHURCHILL CAPITAL Lucid’s direct sales strategy enables full control over the customer experience, to ensure that interactions are on - brand and pressure - free. First eight studios are now open, with numerous additional studios opening in North America throughout 2021. Entry to European and Middle East markets expected to begin by 1H 2022. Retail locations expected to serve not only as sales channels, but also important marketing tools in high - foot - traffic areas within urban areas. Lucid also expects to implement a direct service strategy with physical locations, mobile service, and regular over - the - air updates. Lucid showrooms and service centers offer customers an immersive and engaging brand and product experience. GO - TO - MARKET 52

CHURCHILL CAPITAL Century City – West Los Angeles, CA Multiple Lucid Studios are currently open, and additional high - profile locations are under construction or in development. Lucid HQ – Newark, CA Valley Fair Mall – San Jose, CA Beverly Hills – Los Angeles, CA Brickell City Center – Miami, FL GO - TO - MARKET Currently Open 53 Rosemary Square – West Palm Beach, FL Meatpacking District – New York, NY 1) As of June 21, 2021 1) Under Construction / In Development University Town Center San Diego, CA Fashion Square – Scottsdale, AZ Seaport – Boston, MA Hawthorne Blvd – Torrance, CA Adrian Rd – Millbrae, CA Tysons Corner Center, VA Gate at Manhasset, NY Oakbrook Center – Oak Brook, IL

CHURCHILL CAPITAL GO - TO - MARKET The Lucid Digital Journey Customers engage with Lucid through its advanced digital platform. *Some elements of the platform are in development and are not yet available. * 54

CHURCHILL CAPITAL • Home energy management system • Plug & Play using portable EV Supply Equipment (EVSE) included with every vehicle OR • Purchase optional wall mount EVSE 1) • Installation through official Lucid - Installation partner, QMerit, or an electrician of choice • Capable of AC up to ~20kW, DC up to ~300kW • Partner with aggregators / station owners • Use Infotainment & Lucid companion app to find, charge and pay at integrated partner charging networks such as Electrify America. Electrify America Charging Plan included with vehicle (three years free) • Compatible with networks leveraging J1772 and CCS charging standards, such as ChargePoint and EVgo • Additional services billed monthly to Lucid account • Plug & Charge authentication and payment at compatible stations DC Power Power (kW): ~ 50 – 350 Home Community Inter - City AC or DC Power Power (kW): <50 AC Power Power (kW): ~ 10 – 20 Lucid - Branded EV Supply Equipment Lucid Partnerships Whether at home or on the road, Lucid and its partners are positioned to provide charging solutions. GO - TO - MARKET Our Commitment to Customers: Maintaining and Growing the Availability of Charging Options Note: Vehicles are in pre - production and specifications are subject to change. Some features will be available post - SOP. Power l evels indicated may vary by geography. 1) Wall mount EVSE is planned for release in late 2021. 55

CHURCHILL CAPITAL Tesla Supercharger Network vs Lucid Strategy with Electrify America GO - TO - MARKET Tesla Supercharger Network • First Mover perception of advantage • Highly capital intensive • 400V, first generation system • Max 250kW with latest v3 units • Unique closed source system Lucid - Electrify America Partnership • Second Mover advantage a reality • Capex light solution • 900V, second generation system • Max 350kW • Open source CCS combo connector Modern EVs are migrating to ultra high voltage architectures, e.g., Porsche at 800V, Lucid at over 900V. Tesla system and vehicles adopted 400V largely as a consequence of earlier technology. vs 56

CHURCHILL CAPITAL Manufacturing CHURCHILL CAPITAL 57

CHURCHILL CAPITAL Our Advanced Manufacturing Plant (AMP - 1) in Casa Grande, Arizona is scheduled to begin production in 2H 2021. Built with strong incentives package and excellent support from government team. By building the facility from a clean slate and leveraging our decades of previous experience from Tesla, Audi and more, we expect to achieve: • Greater capital efficiencies • Greater operational efficiencies • More consistent production quality Three key activities take place within AMP - 1: • Body shell manufacture • Painting of body shells • General assembly MANUFACTURING Lucid has built the first state - of - the - art, greenfield EV manufacturing facility in North America. 58

CHURCHILL CAPITAL MANUFACTURING 59 Powertrain technology is a key Lucid differentiator. Therefore core manufacture is conducted exclusively in - house (other than the battery cells). Lucid Powertrain Manufacturing (LPM - 1) plant is located just a few miles away from our vehicle manufacturing (AMP - 1) plant in Arizona. At this location we manufacture and assemble our complete electric powertrain which includes: • Battery Packs, including: - Battery modules - Integrated BMS • Integrated Drive Units, including: - Electric Motors - Transmissions and differentials - Power Inverters • Wunderbox Chargers Lucid Powertrain Manufacturing (LPM - 1) Plant

CHURCHILL CAPITAL Good proximity to Lucid HQ and existing automotive supply base. All utilities fully in place: • Power • Water/sewer • Road infrastructure • Rail Zoning suitable for automotive factory (“attainment” status for air quality). Site well positioned between Phoenix + Tucson with ample local labor pool. Strong incentives package and excellent support from government team. Strong existing talent pool in surrounding area. Lucid HQ Casa Grande Manufacturing Automotive Supplier Base Casa Grande Manufacturing MANUFACTURING Our Arizona site was meticulously selected. 60

CHURCHILL CAPITAL CHURCHILL CAPITAL Market Opportunity and Financial Outlook 61

CHURCHILL CAPITAL • As of June 21 , we have completed production builds and started production of our quality validation builds of the Lucid Air and have opened our flagship NYC Studio on June 24 and Chicago Studio on June 11 . • As we approach the launch of Lucid Air in the second half of 2021 , we anticipate strong demand for our products . We recently passed 10 , 000 paid reservations for the groundbreaking Lucid Air, including the fully - reserved Dream Edition, our Grand Touring Edition, and both our Touring and Pure models . • As enabled by the capital and financial flexibility available upon the business combination with CCIV (including the PIPE), we plan to accelerate approximately $ 350 million of planned capex investment from future periods into 2021 - 23 and to otherwise enhance manufacturing capabilities by expanding overall capex investments by 6 - 7 % during 2021 - 2026 . These various investments would enable us to : • Accelerate additional manufacturing capacity for the Lucid Air to capitalize on expected demand, and implement a dedicated Lucid Gravity general assembly line o Combines the next two phases of the Arizona facility expansion into one expedited phase o Provides 2 . 7 million square feet of additional manufacturing space by 2023 enabling increased Lucid Air capacity to up to approximately 53 , 000 vehicles per year o Improves production flexibility between Lucid Air and Lucid Gravity as well as for specific vehicle variants • Enhance Gravity design/performance • Vertically integrate certain functions (e . g . , Stamping & Battery Enclosures) via accretive in - housing investments (higher quality/lower costs) • We expect to launch Lucid Gravity at the end of our projected second half of 2023 timeline and intend to have increased production of Lucid Air in 2023 and 2024 . We expect total vehicle volumes to be unchanged for 2023 and 2024 . • We continue to expect our existing cash resources following the business combination will fund our planned operations at least through 2022 . Manufacturing/Business Update as of June 21, 2021 MARKET OPPORTUNITY AND FINANCIAL OUTLOOK 62

CHURCHILL CAPITAL The global luxury car market was estimated to be $495.7 billion in 2018 and is projected to reach $733.2 billion by 2026, registering a CAGR of ~5.0% from 2018 to 2026. This presents an opportunity for a true luxury EV company to address unmet needs and revolutionize this market. With increased government mandates for electrification, combined with consumers’ growing desire for clean energy vehicles, electrification of the automotive industry is taking place globally at a rapid pace , representing 5% of all new car sales in 2020. “Production of electric luxury vehicles to meet stringent emission standards provides a remarkable growth opportunity for the players operating in the luxury car market.” - Allied Market Research, Feb. 2020 63 Luxury Vehicle Market Opportunity Allied Market Research 2020; Canalys 2021 Note: CAGR calculated by Company 5% CAGR MARKET OPPORTUNITY

CHURCHILL CAPITAL By 2030, Lucid anticipates run - rate production of >500,000 units, representing ~4% market share of an anticipated 2030 TAM of 15mm units. 2021 Products 2023 Products 2030 Products 3% 2% Lucid Air Lucid Air ~1.7mm Units TAM ~3.2mm Units TAM 2% Lucid Air 2030 TAM: ~2mm Lucid Gravity 2030 TAM: ~3mm ~15mm Units 2030 TAM 2 ) Planned Pickup 2030 TAM: <1mm Planned Coupe 2030 TAM: <1mm Premium Sedans 2030 TAM: ~3mm Premium SUVs 2030 TAM: ~7mm MARKET OPPORTUNITY Product market share based on run - rate volume against incremental vehicle TAM 1 . 64 All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62. Source: Management projections 1) TAM based on competitor vehicle set 2) 2030 TAM reflects expected 2020 - 2030 market growth 3) Lucid Gravity expected end of 2023 Lucid Gravity 3)

CHURCHILL CAPITAL $2,219 $5,532 $9,931 $13,985 $22,756 2022 2023 2024 2025 2026 36 41 42 42 12 49 86 134 8 75 20 49 90 135 251 2022 2023 2024 2025 2026 Luxury Sedan SUVs Other Future Models Production Volume and Revenue Forecast FINANCIAL OVERVIEW Annual Total Deliveries (‘000s) Total Revenue ($mm) Expected SOP: 2H 2021 Expected SOP: 2H 2021 Air SOP: 2021 Gravity SOP: end of 2023 Future Models: 2025 Air SOP: 2021 Future Models: 2025 65 Source: Management projections as of May 13, 2021. • Lucid is launching first in North American markets to solidify establishment of luxury brand position • Advanced Manufacturing Plant (AMP - 1) in Casa Grande, Arizona is scheduled to begin production in 2H 2021 • Lucid is implementing a direct sales strategy to maintain full control over the customer experience and ensure that interactions are aligned with Lucid brand • North American Lucid Air deliveries expected in 2H 2021 • EMEA and China deliveries expected to begin in 2022 and 2023, respectively • Deliveries for Gravity planned to start at end of 2023 Gravity SOP: end of 2023 All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62.

CHURCHILL CAPITAL ($1,090) ($637) $592 $1,671 $2,885 2022 2023 2024 2025 2026 $34 $1,149 $2,125 $3,096 $5,280 2022 2023 2024 2025 2026 ($2,759) ($3,250) ($1,485) $321 $1,515 2022 2023 2024 2025 2026 Significant Investment and Progress to Date Leads to Near Term Profitability FINANCIAL OVERVIEW EBITDA ($mm) Gross Profit ($mm) Free Cash Flow ($mm) 66 Source: Management projections as of May 13, 2021. Note: EBITDA and Free Cash Flow are non - GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. See slide 73 for reconciliations. All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62.

CHURCHILL CAPITAL 67 FINANCIAL OVERVIEW Financial Operating Summary 2021E 2022E 2023E 2024E 2025E 2026E Sales Volumes (000s of Vehicles) Luxury Sedan <1 ) 20 ) 36 ) 41 ) 42 ) 42 ) SUVs - ) - ) 12 ) 49 ) 86 ) 134 ) Other Future Models - ) - ) - ) - ) 7 ) 75 ) Total Sales Volume <1 ) 20 ) 49 ) 90 ) 135 ) 251 ) Summary P&L ($ Millions) Revenue $ 97 ) $ 2,219 ) $ 5,532 ) $ 9,931 ) $ 13,985 ) $ 22,756 ) COGS (252) (2,185) (4,384) (7,805) (10,889) (17,476) Gross Profit $ (155) $ 34 ) $ 1,149 ) $ 2,125 ) $ 3,096 ) $ 5,280 ) R&D Expenses $ (800) $ (752) $ (1,033) $ (828) $ (783) $ (1,046) All Other Expenses (incl. Tax) (539) (642) (1,141) (1,447) (1,682) (2,535) Expenses $ (1,339) $ (1,395) $ (2,174) $ (2,275) $ (2,465) $ (3,581) Net Income $ (1,494) $ (1,361) $ (1,026) $ (150) $ 632 ) $ 1,698 ) (+) Income Taxes $ - ) $ - ) $ - ) $ - ) $ 5 ) $ 70 ) (+) Depreciation & Amortization 105 ) 270 ) 389 ) 741 ) 1,034 ) 1,117 ) EBITDA $ (1,389) $ (1,090) $ (637) $ 592 ) $ 1,671 ) $ 2,885 ) Source: Management projections as of May 13, 2021. Note: EBITDA is a non - GAAP financial measure and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. See slide 73 for reconciliations. Figures presented may not sum due to rounding. 2021 volumes forecaste d to be 577 vehicles. All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62.

CHURCHILL CAPITAL 68 FINANCIAL OVERVIEW Free Cash Flow ($ Millions) 2021E 2022E 2023E 2024E 2025E 2026E EBITDA $ (1,389) $ (1,090) $ (637) $ 592 $ 1,671 $ 2,885 ) ( - ) Change in NWC (50) (334) (706) (327) (675) (903) ( - ) Cash Taxes - ) - ) - ) - ) (5) (70) (+) Incentives 4 ) 7 ) 10 ) 34 ) 105 ) 176 ) ( - ) Total Capex (877) (1,342) (1,917) (1,784) (774) (573) Free Cash Flow $ (2,312) $ (2,759) $ (3,250) $ (1,485) $ 321 ) $ 1,515 ) Source: Management projections as of May 13, 2021. Note: EBITDA and Free Cash Flow are non - GAAP financial measures and should not be considered in isolation or as alternatives to measures derived in accordance with GAAP. See slide 73 for reconciliations. Figures presented may not sum due to rounding. All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62.

CHURCHILL CAPITAL Transaction Overview CHURCHILL CAPITAL 69

CHURCHILL CAPITAL • $11.75B Acquisition Value • $2,070M Churchill Capital IV Cash in Trust + $2,500M PIPE • Transaction expected to close by July 23, 2021 • CCIV ticker will convert to LCID upon closing Note: Dollars and shares in millions, except for per share values. 1) Assumes no redemptions in connection with business combination. 2) Assumes $2.5bn of PIPE proceeds at purchase price of $15.00 per share. 3) Based on fixed equity rollover of 1,175.0mm shares, plus an assumed $325mm in cash on balance sheet at closing (see footnote 4). Includes the dilutive impact of existing vested equity incentive awards and warrants, and excludes the impact of existing unvested and future management equity incentive awards. TRANSACTION OVERVIEW & VALUATION Transaction Overview Estimated Transaction Sources and Uses Pro Forma Ownership 2) 2) 1) 3) 3) 3) 6) Transaction Highlights 1) 5) 4) Company expected to have ~$4.6 billion 7) plus existing cash to fund at least through 2022 4) Pro forma cash balance assumes $325mm in cash on balance sheet at closing. $600mm bridge financing completed as of April 30, 202 1 to capitalize business through closing. Equity rollover will be increased to the extent of balance sheet cash at closing based on value of $10 .00 per share. 5) Includes 17.3mm shares held by the Sponsor subject to earnback and excludes the dilutive impact of 41.4mm public warrants and 42 .9mm founder warrants, of which 14.3mm founder warrants are subject to earnback. All shares and warrants subject to the earnback will vest in three equal tranches at volume - weighted average price thresholds of $20.00, $25.00 and $30.00 per share, respectively, within 5 years of closing. 6) Excludes participation by existing Lucid shareholders in the PIPE. 7) Before fees and expenses. 70

CHURCHILL CAPITAL INVESTMENT HIGHLIGHTS Lucid, a leader in EV technologies, defines a new generation of EVs, ushering in a new paradigm for the automotive industry. Favorable Market Forces Large addressable market with favorable tailwinds 3 Long Term Success High - end first product, followed by progressively attainable vehicles positions brand for long - term success and growth 2 Validated Technology Innovative, validated and race - proven technologies outpace peers and provide competitive advantage Robust Product Pipeline Multi - product roadmap drives scale and cost efficiencies 1 Untapped Potential in Adjacent Markets Additional untapped potential in battery storage solutions and powertrain technology licensing Legitimate Track Record Management team with track record of helping to bring disruptive products to market, including the Tesla Model S and iPhone 4 Established In - house Manufacturing In - house manufacturing with Arizona factories that are on track for start of production and configured for expansion Experienced Partner Opportunity to enhance execution with Churchill partners’ automotive, software and manufacturing expertise 5 In - house Sales and Service Network Superior and differentiated retail and ownership experience cultivates consumer satisfaction and loyalty Attractive Valuation Attractive entry valuation at a fraction of Tesla’s current value 8 7 6 9 10 A transaction with Churchill creates an opportunity to advance and accelerate the immense progress Lucid has made. 71

CHURCHILL CAPITAL Thank you.

CHURCHILL CAPITAL 73 FINANCIAL OVERVIEW Reconciliation of Non - GAAP Financials EBITDA ($ Million) 2021E 2022E 2023E 2024E 2025E 2026E Net Income ($1,494) ($1,361) ($1,026) ($150) $632 $1,698 (+) Income Tax -- -- -- -- 5 70 EBIT ($1,494) ($1,361) ($1,026) ($150) $637 $1,768 (+) Depreciation & Amortization 105 270 389 741 1,034 1,117 EBITDA ($1,389) ($1,090) ($637) $592 $1,671 $2,885 Free Cash Flow ($ Million) 2021E 2022E 2023E 2024E 2025E 2026E EBITDA ($1,389) ($1,090) ($637) $592 $1,671 $2,885 (-) Change in NWC ($50) ($334) ($706) ($327) ($675) ($903) (-) Cash Taxes -- -- -- -- (5) (70) (+) Incentives 4 7 10 34 105 176 (-) Total Capex (877) (1,342) (1,917) (1,784) (774) (573) Free Cash Flow ($2,312) ($2,759) ($3,250) ($1,485) $321 $1,515 All Lucid projections are as of May 13, 2021 and should be read in conjunction with the Manufacturing/Business Update on slide 62.

IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed business combination, Churchill Capital Corp IV (“CCIV”) filed a registration statement on Form S-4, as amended (the “Form S-4”), with the U.S. Securities and Exchange Commission (the “SEC”). The Form S-4 was declared effective June 25, 2021. The Form S-4 includes a document that serves as a prospectus and proxy statement of CCIV, referred to as a proxy statement/prospectus, that is both the proxy statement/prospectus which has been distributed to CCIV’s shareholders in connection with CCIV’s solicitation of proxies for the vote by CCIV’s shareholders with respect to the proposed transaction as described in the Form S-4 as well as the prospectus relating to the proposed business combination as described in the Form S-4. CCIV also will file other documents regarding the proposed business combination with the SEC. Before making any voting decision, investors and security holders of CCIV are urged to read the Form S-4 and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction. CCIV has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of June 21, 2021, the record date established for the special meeting of stockholders relating to the proposed business combination. Investors and security holders may obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by CCIV through the website maintained by the SEC at www.sec.gov. The documents filed by CCIV with the SEC also may be obtained free of charge at CCIV’s website at: https://iv.churchillcapitalcorp.com/# or upon written request to 640 Fifth Avenue, 12th Floor New York, NY 10019.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Form S-4. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed in the Form S-4, CCIV’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and CCIV’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, in each case, under the heading “Risk Factors,” as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.